August 29, 2005

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
100 F. Street, N.E., Mail Stop 4561
Washington, D.C. 20549

Attention: Mr. Owen Pinkerton

RE: Carbiz Inc. – Registration Statement on Form SB-2 (No. 333-129408)

Dear Mr. Pinkerton:

     Carbiz Inc. (the “Registrant”) has filed the above-referenced registration statement on Form SB-2 (the “Registration Statement”), covering a proposed offering of up to 52,536,167 common shares from time to time by the selling shareholders named therein or their pledgees, donees or successors, and represents the initial public offering of the Registrant’s common shares in the United States by selling shareholders. The Registrant is requesting acceleration of the effective date. The Registrant acknowledges the following:

  The disclosure in the filing is the responsibility of the Registrant. The Registrant represents to the Securities and Exchange Commission (the “Commission”) that should the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. The Registrant represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

  The Registrant further acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

     In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the Registrant hereby requests acceleration of the effective date of the Registration Statement so that it may become effective at 9:00 a.m. on September 1, 2006, or as soon thereafter as possible.

     Any questions or comments regarding this request for acceleration should be directed to Thomas M. Rose at (757) 687-7715. Notification of effectiveness should be directed to Mr. Rose at the following address:

Thomas M. Rose, Esq.
Troutman Sanders LLP
222 Central Park Avenue, Suite 2000
Virginia Beach, Virginia 23462
Direct dial: (757) 687-7715                      Direct fax: (757) 687-1529

Very truly yours,
CARBIZ INC.

By:	/s/ Carl Ritter

Name: Carl Ritter
Title: Chief Executive Officer

Cc: Thomas M. Rose, Esq.

Carbiz USA,Inc.	7405 N Tamiami Trail	Sarasota, FL 34243	(800) 547-2277	Fax (941)953-3580	www.carbiz.com